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Craft Beer
Anderby Brewing

Brewery

110 Technology Parkway, Suite 200
Peachtree Corners, GA 30092
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THE PITCH
Anderby Brewing is seeking investment to purchase new equipment and expand existing location.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPOI
RELIEF. REVIEW SPECIFICS
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OUR STORY

Founded in 2019, Anderby Brewing elevates craft brewing beyond just the beer. Every beer we brew i
malted by area craft malt houses. We lean heavy on hop forward styles, especially hazies, and strive

We maintain a constant calendar of partnership and event activations, giving the community plenty o
Aside from our collection of IPAs, we keep a strong rotation of darks, fruited sours, classics and a few
line.
We focus on using craft malts grown throughout the Southern United States in all our products, to the
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OUR OFFERINGS

From double-hazy IPAs to eclectic sours and our own take on hard seltzer, Anderby's makes sure to h
for the diverse palate of our community.

Check out the map for all the places to go if you want to try locally-made beer in metro Atlanta, with
brewpubs that serve their own craft beers and at least 12 slated to open in the coming months.

Gwinnett Beer Week: 7 days of exploring local breweries

Explore breweries, play games, enjoy music during celebration of Gwinnett County beers

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THE TEAM
Preston Smelt
Cofounder
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Add brewing capacity $13,500
Hire additional sales members $10,000
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $550,000 $605,000 $647,350 $679,717 $700,108
Cost of Goods Sold $40,000 $44,000 $47,080 $49,433 $50,915
Gross Profit $510,000 $561,000 $600,270 $630,284 $649,193

EXPENSES

Rent $156,000 $159,900 $163,897 $167,994 $172,193
Utilities $60,000 $61,500 $63,037 $64,612 $66,227
Salaries $120,000 $132,000 $141,240 $148,301 $152,749
Insurance $5,000 $5,125 $5,253 $5,384 $5,518
Equipment Lease $12,000 $12,300 $12,607 $12,922 $13,245
Repairs & Maintenance $4,000 $4,100 $4,202 $4,307 $4,414
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

Historical milestones

Anderby Brewing has been operating since August, 2019 and has since achieved the following milest

Opened location in Peachtree Corners, GA

Achieved revenue of $101k in the last 5 months of 2019, which then grew to $233k in 2020 (with 2 m
COVID).

Had Cost of Goods Sold (COGS) of $55k, which represented gross profit margin of 54% in 2019. COG
which implied gross profit margin of 40%.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of September 8, 2021, Anderby Brewing has debt of $525k outstanding. This debt is sourced prim
senior to any investment raised on Mainvest. In addition to the Anderby Brewing's outstanding debt a
Anderby Brewing may require additional funds from alternate sources at a later date.

Other challenges

Anderby Brewing has had the following other challenges that are not otherwise captured in the Finan
Section, or the Financial Statements:

The largest challenge Anderby Brewing has faced during it's two years of operation is COVID. Notwith
taproom between March and the end of May 2020; distribution took a toll throughout 2020 as our sec
distribution of kegged beer. With bars and restaurants seeing declines in demand as well, that source
2021.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarar
Buying a Note is not like that at all. The ability of Anderby Brewing to make the payments you expect,
money back, depends on a number of factors, including many beyond our control.

Limited Services

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions will
over which Anderby Brewing and the key persons will have no control. Changes in assumptions or the
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sign
outcomes. Consequently, there can be no assurance that the actual operating results will correspond
Additionally, Anderby Brewing is a newly established entity and therefore has no operating history fro
projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no established
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Anderby Brewing might need to raise more capital in the future to fund/expand operations, buy prope
members, market its services, pay overhead and general administrative expenses, or a variety of othe
additional capital will be available when needed, or that it will be available on terms that are not adve
Anderby Brewing is unable to obtain additional funding when needed, it could be forced to delay its b
operations altogether.

Changes in Economic Conditions Could Hurt Anderby Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit mark
conditions, declining employment, changes in real estate values, changes in tax policy, changes in po
crises, among other factors are unpredictable and could negatively affect Anderby Brewing's financia
operate. In the event Anderby Brewing ceases operations due to the foregoing factors, it can not gua
operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some othe

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Anderby Brewing's management will coincide: you b
successful as possible. However, your interests might be in conflict in other important areas, including
Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while
spend aggressively to invest in the business. You would like to keep the compensation of managers lo
much as they can.

Future Investors Might Have Superior Rights

If Anderby Brewing needs more capital in the future and takes on additional debt or other sources of
have rights superior to yours. For example, they might have the right to be paid before you are, to rec
greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Ex

Any company whose securities are listed on a national stock exchange (for example, the New York St
of rules about corporate governance that are intended to protect investors. For example, the major U.
companies to have an audit committee made up entirely of independent members of the board of dire
outside relationships with Anderby Brewing or management), which is responsible for monitoring And
law. Anderby Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Anderb
successful than your initial expectations.

You Do Have a Downside

Conversely, if Anderby Brewing fails to generate enough revenue, you could lose some or all of your r

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Anderby Brewing, and the revenue of Anderby E
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. A
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any ot

This information is provided by Anderby Brewing. Mainvest never predicts or projects performance, a information. For additional information, review the official Form C filing with the Securities and Exchar website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Anderby Brewing isn't accepting investments right now, but is trying to get a sense of how they shoul need to provide any money, and we won't be accepting money or selling securities, until all of its form obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offe if you so choose.

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